Exhibit 12.1

Ratio of Earnings to Fixed Charges
(in thousands, except ratio computation)

	Nine Months Ended	Year Ended December 31,
	September 30, 2013	2012	2011	2010	2009	2008
Pretax income (loss) from continuing operations before adjustment for noncontrolling interest	$39,343	$(2,922)	$19,122	$(3,157)	$19,738	$14,541
Adjustments:
Equity in (income) loss of unconsolidated joint ventures	(1,766)	(542)	(4,829)	116	88	(108)
Fixed charges	57,777	80,394	89,929	82,090	76,400	65,413
Distributed income of equity investees	3,130	3,337	1,465	346	371	171
Capitalized interest	(2,236)	(4,742)	(2,273)	(2,244)	(1,430)	(2,934)
Earnings as defined	$96,248	$75,525	$103,414	$77,151	$95,167	$77,083
Fixed charges
Interest expense	$55,608	$75,794	$84,246	$75,104	$71,229	$62,752
Capitalized interest	2,236	4,742	2,273	2,244	1,430	2,934
(Accretion) amortization of debt (premiums) discounts, net	(1,882)	(2,627)	1,178	2,818	2,221	(1,902)
Amortization of loan fees	1,815	2,485	2,232	1,924	1,520	1,629
Fixed charges	$57,777	$80,394	$89,929	$82,090	$76,400	$65,413
Ratio of earnings to fixed charges	1.67	*	1.15	*	1.25	1.18
* Earnings for the years ended December 31, 2012 and 2010 were insufficient to cover combined fixed charges by approximately $4.9 million and $4.9 million, respectively. Other than the years ended December 31, 2012 and 2010, there are no periods in which earnings were insufficient to cover combined fixed charges.